Exhibit 12, Page 1 of 1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Year ended December 31,
	2006	2005	2004	2003	2002

EARNINGS
Income from continuing operations before income taxes as reported	$2,230	$1,697	$1,289	$586	$706

Add (subtract):
Total interest expenses (as detailed below)	548	552	567	609	663
Amortization of capitalized interest	5	5	5	5	6
Income of partially owned entities (1)	(48)	(61)	(58)	46	36
Subsidiaries' preferred dividend requirements	--	--	--	--	2

Total earnings	$2,735	$2,193	$1,803	$1,246	$1,413

FIXED CHARGES
Interest expense on debt	$476	$494	$489	$497	$518
Other interest expense	17	6	18	5	32
Calculated interest portion of rent expense	55	52	45	39	40
NS' share of Conrail interest	--	--	15	68	73

Total interest expenses	548	552	567	609	663

Capitalized interest	13	11	10	12	11

Subsidiaries' preferred dividend requirement on a pretax basis	--	--	--	--	4

Total fixed charges	$561	$563	$577	$621	$678

RATIO OF EARNINGS TO FIXED CHARGES	4.88	3.90	3.12	2.01	2.08

(1) Includes: (a) the distributed income of equity investees, net of equity earnings included in income from continuing operations before income taxes as reported and the minority income of consolidated entities which have fixed charges; and, for the periods before the Conrail Corporate Reorganization, (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.